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Exhibit 99.1

news release

NORANDA UPDATE ON NEGOTIATIONS WITH CHINA MINMETALS

Toronto, CANADA, November 4, 2004 — Noranda Inc. (TSX/NYSE: NRD) announced today that exclusive negotiations with China Minmetals Corporation regarding the possible acquisition of 100% of the outstanding common shares of Noranda are continuing. As was previously announced, the price for the Noranda common shares is expected to be at a small premium to the share price of Noranda's common shares at the time of the September 24, 2004, announcement.

Noranda has granted Minmetals exclusivity to complete its due diligence and negotiate definitive agreements. Minmetals' proposal contemplates that the transaction would be completed by way of a plan of arrangement and voted on by all Noranda common shareholders.

The proposal is subject to a number of conditions including government approvals, successful completion of due diligence, negotiation and execution of definitive transaction and financing agreements.

Minmetals' preliminary proposal consists substantially of cash, as well as the distribution to shareholders of certain Noranda holdings, principally consisting of its aluminum business. Details of the terms of any final proposal will be disclosed upon signing of definitive agreements.

The preliminary proposal made by Minmetals is non-binding and there can be no assurance that a transaction will proceed.

Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD). The company's web site can be found at www.noranda.com

Contact:
Denis Couture
Vice-President, Investor Relations, Communications & Public Affaire
Tel: (416) 982-7020
Fax: (416) 982-7242
Denis.couture@toronto.norfalc.com

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  Exhibit 99.1